

qaZING, Inc.
70 Main Street, Suite 500
Peterborough, NH 03458

May 12, 2016

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549
Mail Stop 3030
Attn: Maryse Mills-Apenteng, Special Counsel

RE:qaZING, Inc.
     (File No. 024-10497)

Dear Ms. Maryse Mills-Apenteng:

Please withdraw our SEC Form 1-A submitted on 24-Nov-2015 for qaZING, Inc.. (SEC File Number: 024-10497).

It is our intention not to proceed with a Regulation A Offering for qaZING, Inc. at this time.

Please forward copies of the order consenting to the withdrawal of the application to agarland@peoplesvc.com

Thank you,

Akhil Garland, Director